

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 16, 2023

Dr. Mihael Polymeropoulos
President and Chief Executive Officer
Vanda Pharmaceuticals Inc.
2200 Pennsylvania Avenue NW, Suite 300E
Washington, DC 20037

> **Re: Vanda Pharmaceuticals Inc.**
> **Registration Statement on Form S-3**
> **Filed February 9, 2023**
> **File No. 333-269654**

Dear Dr. Mihael Polymeropoulos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gregg A. Griner, Esq.